Exhibit 99.1

GoldMining Inc. Highlights State of Alaska’s Commitment to Critical Infrastructure Supporting U.S. GoldMining’s Whistler Gold-Copper Project

Vancouver, British Columbia – July 29, 2025 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) applauds the recent announcement by the State of Alaska and the Alaska Industrial Development and Export Authority ("AIDEA") regarding the submission of a permit application for the West Susitna Access Project ("WSAP"). This vital infrastructure initiative will unlock significant economic development potential in south central Alaska, potentially directly benefiting the Whistler Gold-Copper Project ("Whistler Project" or the "Project"), which is being advanced by U.S. GoldMining Inc. ("U.S. GoldMining"), a 79% owned subsidiary of GoldMining.

On July 25, 2025, AIDEA announced (here) that it had submitted a Department of the Army Individual Permit application for the construction of the WSAP, a transformative 78.5-mile proposed access road across Alaska’s Matanuska-Susitna Borough ("MSB") in south central Alaska. The WSAP is designed to connect to a separate road project being led by the Alaska Department of Transportation & Public Facilities that will extend 22-miles of new public and industry road westward from the existing road system. The WSAP would connect U.S. GoldMining’s flagship gold-copper deposit with existing highway, rail, power and port infrastructure in the eastern MSB, where a large and skilled workforce resides in the tri-city municipalities of Anchorage, Palmer and Wasilla. The WSAP will provide year-round public access to currently remote State public lands and private lands within the MSB, as well as areas planned for resource development, including the Whistler Project.

Alastair Still, CEO of GoldMining, commented: We strongly support and applaud the State of Alaska and AIDEA for taking decisive action to advance critical government-backed infrastructure that has the potential to unlock future resource extraction and long-term economic opportunities,” said Alastair Still, CEO of GoldMining. “This initiative is a clear example of how targeted government infrastructure investment can serve as a catalyst for responsible mineral development. As the majority owner of U.S. GoldMining, we recognize the value that the West Susitna Access Project brings to unlocking Whistler’s potential, while creating jobs, driving investment, and supporting long-term economic growth in Alaska. With copper and gold prices surging and the Trump administration pursuing policies that support domestic resource security, we believe this is an ideal moment to advance a U.S.-based gold-copper project like the Whistler Project. The Project is well positioned to benefit from these favorable market and policy conditions in combination with being actively advanced through the recently commenced initial economic assessment and upcoming exploration program.”

For further information regarding the Whistler Project refer to the technical report titled “NI 43-101 2024 Updated Mineral Resource Estimate for the Whistler Project, South Central Alaska” with an effective date of September 12, 2024, available under GoldMining’s profile at www.sedarplus.ca.

Qualified Person

Tim Smith, P. Geo., Vice President Exploration of GoldMining, has supervised the preparation of, and verified and approved, all other scientific and technical information herein this news release. Mr. Smith is also a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 24.6 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company's expectations regarding its and U.S. GoldMining’s projects, planned work at the Whistler Project and the development of proposed infrastructure by the State of Alaska relating to such project, and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to the Project may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.